UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 8, 2008

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

At its February 8, 2008 meeting, the Illinois Tool Works Inc. (the "Company") Board of Directors elected Pamela B. Strobel as a director and determined her to be independent. Ms. Strobel is expected to be appointed to the Audit and Compensation Committees. A copy of the press release announcing the election of Ms. Strobel is furnished as Exhibit 99.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At its February 8, 2008 meeting, the Company's Board of Directors elected to amend the Company's By-Laws, effective February 8, 2008.

This amendment reflects the adoption of the majority vote standard for uncontested elections per Article II, Section 11, a change in the number of directors per Article III, Section 2, the disbanding of the Employee Benefits Committee and other non-material changes. A complete copy of the Company's By-Laws is attached to this filing as Exhibit 3(b).

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

Exhibit Number	Exhibit Description
3(b)	By-Laws of Illinois Tool Works Inc.
99	Press Release issued by Illinois Tool Works Inc. dated February 8, 2008 (furnished pursuant to Item 5.02).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>February 8, 2008</u>   By: <u>/s/ James H. Wooten, Jr.</u>
             James H. Wooten, Jr.
             Senior Vice President, General Counsel and Corporate Secretary